14049521

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 10 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42532

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pro Finance Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2877 Historic Decatur Road #200
(No. and Street)

San Diego (City) CA (State) 92106 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lawrence Lichter or Peter Yu 818 789 0265
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lichter Yu & Associates
(Name – *if individual, state last, first, middle name*)

16133 Ventura Blvd. #450 (Address) Encino (City), CA (State) 91436 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DD 3/27/14

OATH OR AFFIRMATION

I, MICHAEL B. JONES, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PRO FINANCE ASSOCIATES, INC, as of DECEMBER 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

MARGARET ROBINSON
Commission No. 1920187
NOTARY PUBLIC-CALIFORNIA
SAN DIEGO COUNTY
My Comm. Expires JANUARY 3, 2015
NCC1

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ProFinance Associates, Inc.

Financial Statements

December 31, 2013 and 2012

LICHTER, YU AND ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

16133 VENTURA BLVD., SUITE 450
ENCINO, CALIFORNIA 91436
TEL (818)789-0265 FAX (818) 789-3949

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
ProFinance Associates, Inc.
San Diego, California

Report on the Financial Statements

We have audited the accompanying financial statements of ProFinance Associates, Inc., which comprise the statements of financial condition as of December 31, 2013 and 2012, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ProFinance Associates, Inc. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I, II and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I, II and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I, II and III is fairly stated in all material respects in relation to the financial statements as a whole.

February 8, 2014
Encino, California

ProFinance Associates, Inc.
Statements of Financial Condition
December 31, 2013 and 2012

Assets

	2013	2012
Current Assets		
Cash	$ 90,714	$ 46,612
Fees receivable	41,013	100,085
Interest receivable	-	11,902
Other receivable	1,405	-
Total Current Assets	133,132	158,599
Fixed Assets		
Furniture and equipment, net of accumulated depreciation of $51,038 and $49,536	1,360	2,861
Total Fixed Assets	1,360	2,861
Other Assets		
Loan receivable	-	40,000
Deposit	3,872	3,872
Total Other Assets	3,872	43,872
Total Assets	$ 138,364	$ 205,332

Liabilities and Stockholder's Equity

	2013	2012
Current Liabilities		
Accounts payable and accrued expenses	$ 15,430	$ 8,601
Total Current Liabilities	15,430	8,601
Stockholder's Equity		
Common stock, no par value, authorized 2,500 shares, 1,000 shares issued and outstanding	10,000	10,000
Additional paid in capital	129,750	129,750
Retained earnings (accumulated deficit)	(16,816)	56,981
Total Stockholder's Equity	122,934	196,731
Total Liabilities and Stockholder's Equity	$ 138,364	$ 205,332

See Accompanying Independent Auditor's Report and Notes

ProFinance Associates, Inc.
Statements of Operations
For the Years Ended December 31, 2013 and 2012

	2013	2012
Revenue		
Consulting and financing fees	$ 428,864	$ 779,500
Total Revenue	428,864	779,500
Expense		
Salaries, payroll taxes and benefits	333,360	526,250
Dues and subscriptions	4,990	3,252
Insurance	1,620	3,950
Professional services	21,723	25,530
Rent	42,667	41,829
Telephone	7,836	6,608
Travel expenses	3,798	5,772
Depreciation	1,501	1,860
Other expenses	32,464	33,985
Total Expenses	449,959	649,036
(Loss) income from operations	(21,095)	130,464
Other (Income) and Expense		
Interest income	-	(7,632)
Bad debt	51,902	-
Total Other (Income) and Expense	51,902	(7,632)
(Loss) Income Before Provision for Income Taxes	(72,997)	138,096
Income tax provision	800	800
Net (Loss) Income	$ (73,797)	$ 137,296

See Accompanying Independent Auditor's Report and Notes

ProFinance Associates, Inc.
Statements of Changes in Stockholder's Equity
For the Years Ended December 31, 2013 and 2012

	2013	2012
Common Stock		
Balance at beginning of year	$ 10,000	$ 10,000
Balance at end of year	10,000	10,000
Additional paid in capital		
Balance at beginning of year	129,750	154,750
Contributions	-	20,000
Distributions	-	(45,000)
Balance at end of year	129,750	129,750
Retained earnings (accumulated deficit)		
Balance at beginning of year	56,981	(80,315)
Net (loss) income	(73,797)	137,296
Balance at end of year	(16,816)	56,981
Total Stockholder's Equity	$ 122,934	$ 196,731

See Accompanying Independent Auditor's Report and Notes

ProFinance Associates, Inc.
Statements of Cash Flows
For the Years Ended December 31, 2013 and 2012

	2013	2012
Cash used in operating activities:		
Net (Loss) Income	$ (73,797)	$ 137,296
Adjustments to reconcile net (loss) income to net cash provided by operating activities:		
Depreciation	1,501	1,860
Bad debt for loan and interest receivable	51,902	-
Decrease (Increase) from interest receivable	-	(1,650)
Decrease (Increase) from fees receivable	59,072	(79,756)
Decrease (Increase) in other receivable	(1,405)	-
(Decrease) Increase in accounts payable	6,829	(3,289)
Total Adjustments	117,899	(82,835)
Net cash provided by operations	44,102	54,461
Cash flows from investing activities:		
Purchase of fixed assets	-	(2,879)
Net cash used in investing activities	-	(2,879)
Cash flows from financing activities:		
Stockholder's distribution	-	(45,000)
Stockholder's contribution	-	20,000
Net cash used in financing activities	-	(25,000)
Net change in cash	44,102	26,582
Cash at beginning of period	46,612	20,030
Cash at end of period	$ 90,714	$ 46,612
Supplemental cash flow disclosures:		
Income tax payments	$ 800	$ 800

See Accompanying Independent Auditor's Report and Notes

ProFinance Associates, Inc.
Notes to Financial Statements

NOTE A Organization:

ProFinance Associates, Inc. (Company) was incorporated in the state of New Jersey in August 1985. The Company acts as specialized investment bankers for the defense/electronic security and maritime industries and for various service businesses throughout the United States and abroad, and is a member of the Financial Industry Regulatory Authority ("FINRA"). The basic services of the Company are to assist in arranging financing for client companies and to identify and assist in negotiating merger and acquisition transactions. The Company does not carry customer accounts or handle customer securities.

Note B Summary of Significant Accounting Policies:

Revenue and Expense Recognition:

Revenues are generally recognized by the Company only upon the close of a transaction and when collectability is reasonably assured. Whether or not a transaction closes, the Company is generally entitled to a reimbursement of out-of-pocket expenses.

Expenses are recognized under the accrual method of accounting.

Cash and Cash Equivalents:

For purposes of the statement of financial condition and cash flows, cash equivalents include all highly liquid debt instruments with original maturities of three months or less which are not securing any corporate obligations.

Property and Equipment:

Property and Equipment are carried at cost. Property additions and betterments are charged to the property accounts, while maintenance and repairs are expensed as incurred. Whenever an asset is retired or disposed of, its cost and accumulated depreciation or amortization is removed from the respective accounts, and the resulting gain or loss is credited or charges to income.

Depreciation is computed using the straight-line and declining-balance methods over the following estimated useful lives:

Office Equipment	3 to 10 years
Furniture and Fixtures	3 to 10 years
Leasehold Improvements	Balance of lease at time of acquisition

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk:

Financial instruments that potentially subject the Company to concentrations of credit risk are cash, accounts receivable and other receivables arising from its normal business activities. The Company places its cash in what it believes to be credit-worthy financial institutions. However, cash balances may have exceeded the FDIC insured levels at various times during the year. The Company controls credit risk related to accounts receivable through credit approvals, credit limits and monitoring procedures. The Company routinely assesses the financial strength of its customers and, based upon factors surrounding the credit risk, establishes an allowance, if required, for uncollectible accounts and, as a consequence, believes that its accounts receivable credit risk exposure beyond such allowance is limited.

Fair Value of Financial Instruments:

For certain of the Company's financial instruments, including cash and equivalents, restricted cash, accounts receivable, accounts payable, accrued liabilities and short-term debt, the carrying amounts approximate their fair values due to their short maturities. ASC Topic 820, "Fair Value Measurements and Disclosures," requires disclosure of the fair value of financial instruments held by the Company. ASC Topic 825, "Financial Instruments," defines fair value, and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures. The carrying amounts reported in the balance sheets for receivables and current liabilities each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period of time between the origination of such instruments and their expected realization and their current market rate of interest. The three levels of valuation hierarchy are defined as follows:

Level 1 inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets.

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The Company analyzes all financial instruments with features of both liabilities and equity under ASC 480, "Distinguishing Liabilities from Equity," and ASC 815.

As of December 31, 2013 and 2012, the Company did not identify any assets and liabilities that are required to be presented on the balance sheet at fair value.

Income Taxes:

The Company adopted the provisions of Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes–an Interpretation of FASB Statement No. 109" (ASC 740). ASC 740 prescribes a new threshold for determining when an income tax benefit can be recognized, which is a higher threshold than the one imposed for claiming deductions on income tax returns. The adoption of ASC 740 did not have any impact on the Company's financial statements. The Company's federal and state income tax returns are subject to possible examination by the taxing authorities until the expiration of the related statutes of limitations on those tax returns. In general, the federal and state income tax returns have a three year statute of limitations. The Company would recognize accrued interest and penalties associated with uncertain tax provisions, if any, as part of the income tax provision.

At December 31, 2013 and 2012, the Company had not taken any significant uncertain tax positions on its tax returns for 2013 and prior years or in computing its tax provision for 2013.

The Company, with the consent of its shareholder, has elected to be treated as an S Corporation under the applicable provisions of the Internal Revenue Code. Accordingly, items of income, loss, credits and deductions are not taxed within the Corporation but are reported on the income tax return of the shareholder for federal tax purposes. At December 31, 2013 and 2012 the Company made an appropriate state income tax provision for minimum state tax of $800 and $800, respectively.

NOTE C Revenues from Significant Clients:

The nature of the Company's business is to complete a small number of transactions each year for a limited number of clients. As such, it is normal for there to be revenue concentrations from significant clients. During the year ended December 31, 2013 and 2012 the Company had four clients which accounted for approximately 69% and 79% of its fee revenue respectively.

NOTE D Cash:

The Company maintains its cash balances at a bank located in San Diego, California. The bank balances are insured by the Federal Deposit Insurance Corporation and the brokerage account by the Securities Investor Protection Corporation up to $250,000. As of December 31, 2013 and 2012, there were no uninsured cash balances.

NOTE E Fixed Assets:

At December 31, 2013 and 2012, Furniture, Leasehold Improvements and Equipment consisted of the following:

A summary is as follows:

	December 31, 2013	December 31, 2012
Office equipment	$ 22,720	$ 22,720
Furniture and fixtures	22,301	22,301
Leasehold improvements	7,376	7,376
	52,397	52,397
Less accumulated depreciation	(51,037)	(49,536)
	$ 1,360	$ 2,861

Depreciation expense was $1,501 and $1,860 for the years ended December 31, 2013, and 2012.

NOTE F Net Capital Requirement:

Pursuant to the net capital provisions of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions (SEC Rule 15c-3-1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2013 and 2012, the Company had net capital requirements of $5,000 and net capital of approximately $75,284 and $38,011, respectively.

NOTE G Loan Receivable:

As of December 2012 the Company had a loan receivable from another corporation in the amount of $40,000 with interest at 12% per annum, which was due and payable on April 9, 2009. The interest rate increased to 18% per annum since the loan was not fully paid by April 9, 2009. The Company had accrued interest of $11,902 as of December 31, 2012. The Company in 2013 wrote off the loan and interest receivable of $51,902 as bad debt as it believes that it most likely will not be collected in the near future.

NOTE H Leases:

The Company leases an office under a non-cancelable operating lease. The lease expires in October 2016. Rent expense for years ended December 31, 2013 and 2012 was $42,667 and $46,534, respectively. The future minimum lease obligation resulting from the agreement is as follows:

Fiscal year ended December 31,		
2014	$	43,524
2015		44,393
2016		37,420
	$	125,337

NOTE I Related Party Transaction and Commitments:

Michael B. Jones owns 100% of ProFinance Associates, Inc. As of December 31, 2013 and 2012, he also owned 50% of SeaPro, LLC with his wife. The Company signed a lease agreement to lease suite 200 in the building located at 2877 Historic Decatur, San Diego, CA 92106 owned by SeaPro, LLC, with a deposit of $3,872. See Note H.

NOTE J Customer Protection Rule Exemption:

The Company relied on Section K(2)(i) of the Securities and Exchange Commission Rule 15c3-3 to exempt them from the provisions of the rule.

NOTE K Subsequent Event:

The Company has evaluated subsequent events through February 8, 2014 the date on which the financial statements were available to be issued. Management is not aware of any subsequent events that require recognition or disclosure in the financial statements.

Supplemental Schedules

ProFinance Associates, Inc.
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1
December 31, 2013 and 2012

SCHEDULE I

	2013	2012
Equity - End of Year	$ 122,934	$ 196,731
Less Non Allowable Assets		
Receivable	41,013	100,085
Other Receivable	1,405	-
Loan and Interest Receivable	-	51,902
Furniture and Fixtures (net of depreciation)	1,360	2,861
Deposit and Prepaid Expense	3,872	3,872
Total Non Allowable Assets	47,650	158,720
Net capital before haircuts	75,284	38,011
(Increase) Decrease in Hair Cuts or Undue Concentration	-	-
Net Capital	$ 75,284	$ 38,011
Total Liabilities	15,430	8,601
Aggregated Indebtedness	15,430	8,601
Net Capital Required	5,000	5,000
Minimum Net Capital Required 6 2/3% of Aggregated Indebtedness	1,029	573
Minimum Dollar Requirement	5,000	5,000
Net Capital Requirement (greater of the two)	5,000	5,000
Excess Net Capital	70,284	33,011
Excess Net Capital @ 1000% (Net Capital - 10% of Aggregate Indebtedness)	$ 73,741	$ 37,151

See Accompanying Independent Auditor's Report and Notes

ProFinance Associates, Inc.
Reconciliation of Net Capital Computation with Focus II Report
December 31, 2013 and 2012

SCHEDULE II

	2013	2012
Net Capital Per Focus II Report	$ 75,930	$ 38,011
Increase (Decrease) in income due to audit adjustments	(646)	-
Net Capital	$ 75,284	$ 38,011

	2013	2012
Reconciliation of Audit Adjustments:		
Accrued expenses	$ (646)	$ -
Increase (Decrease) in income due to audit adjustments	$ (646)	$ -

See Accompanying Independent Auditor's Report and Notes

ProFinance Associates, Inc.
Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements Under Rule 15C3-3

December 31, 2013 and 2012

Schedule III

ProFinance Associates, Inc. relies on Section K(2)(i) of the Securities and Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

LICHTER, YU AND ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS
16133 VENTURA BLVD., SUITE 450
ENCINO, CALIFORNIA 91436
TEL (818)789-0265 FAX (818) 789-3949

The Board of Directors
ProFinance Associates, Inc.
San Diego, California

In planning and performing our audit of the financial statements of ProFinance Associates, Inc. as of and for the year ended December 31, 2013 , in accordance with auditing standards generally accepted in the United States of America, we considered ProFinance Associates, Inc.'s internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of ProFinance Associates, Inc.'s internal control. Accordingly, we do not express an opinion on the effectiveness of ProFinance Associates, Inc.'s internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by ProFinance Associates, Inc. including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because ProFinance Associates, Inc. does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of ProFinance Associates, Inc. is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that ProFinance Associates, Inc.'s practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 8, 2014
Encino, California